U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of October 2005

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1. Press release dated October 27, 2005, relating to the announcement of earnings results for the third quarter 2005.

2. Press release dated October 27, 2005, relating to the announcement of a personnel change.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	October 27, 2005	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

Trend Micro Reports Third Quarter Results

Solid growth in U.S., Asia highlight quarter

Tokyo, Japan – October 27, 2005 – Trend Micro, Inc. (TSE: 4704, NASDAQ: TMIC), a leader in network antivirus and Internet content security software and services, today announced earnings results for the third quarter 2005.

Trend Micro posted consolidated net sales of 18.0 billion Yen (or US $161.6 million, 111.24 JPY = 1USD), operating income of 6.9 billion Yen (or US $61.7 million) and net income of 4.4 billion Yen (or US $39.4 million) for the quarter. These figures reflect 13 percent growth in net sales compared to the same period a year ago.

The company continued to enjoy steady growth around the world, led by a 29 percent year-over-year revenue increase in North America and 20 percent in Asia. North America’s Q3 performance also featured a 20 percent increase in revenue compared to the previous quarter. Much of the company’s worldwide growth was buoyed by strong sales in client/server solutions, which experienced a 41 percent surge in global revenue year-over-year. This growth was especially evident in the Asia-Pacific region, where sales of Trend Micro’s client/server solutions jumped 51 percent from the same period a year ago. In Europe, the Middle East and Africa (EMEA), client/server sales rose 33 percent.

Thanks to favourable client/server sales, the company experienced a 27 percent increase in revenue from enterprise sales in both the United States and Asia. Enterprise sales were spurred by enhanced anti-spyware, anti-spam, and anti-phishing solutions resulting from Trend Micro’s Q2 acquisitions of InterMute and Kelkea, Inc. Trend Micro’s efficient integration of the acquired technologies enabled the company to deliver market-ready solutions within weeks of the deals.

Trend Micro also helped its strategic alliance partner Cisco deliver outbreak prevention solutions, including the Cisco Incident Control System (CICS), which the two companies developed jointly.

“In the third quarter, we were very pleased with our progress in delivering multi-layered security solutions that are enhanced by our recent acquisitions and strategic alliance with Cisco,” said Eva Chen, CEO of Trend Micro. “We delivered enhanced content security solutions against spyware, spam, and phishing, and we were integral in Cisco’s outbreak prevention services – services that combine the benefits of our Enterprise Protection Strategy and Cisco’s Self-Defending Network. These efforts strengthen our potential for growth now and in the future.”

Based on information currently available to the company, consolidated net sales for the fourth quarter ending December 31, 2005 is expected to be 20.0 billion Yen (or US $177 million, based on an exchange rate of 113JPY = 1USD). Operating income and net income are expected to be 7.5 billion Yen (or US $66.4 million) and 4.6 billion Yen (or US $40.3 million), respectively.

Third Quarter Business Highlights

Awards and Recognition

Corporate

•	Trend Micro was listed on the Dow Jones Sustainability Indexes for the second straight year. Inclusion suggests long-term value for shareholders based on corporate governance, environmental and social reporting, customer relationship management, strategic planning, risk and crisis management, and talent retention.

•	For the third consecutive year, Trend Micro was recognized as the No.1 global brand in Taiwan, according to a study by global brand consultancy Interbrand. Under supervision from the Ministry of Economic Affairs, the “Taiwan Top 10 Global Brands” survey evaluated Taiwan brands in terms of global brand value according to the BusinessWeek “Top 100 Global Brands Survey” valuation system. Survey results are determined by quantitative financial analysis as well as qualitative indexes.

Channel

•	For the second year in a row, VARBusiness magazine named Trend Micro Company of the Year and awarded it the Product Innovation Annual Report Card Award.

Product

•	Trend Micro’s ScanMail was named 2005 Readers’ Choice Award Winner by Windows IT Pro in the Antivirus/Mail Server category of the 2005 Windows IT Pro Readers’ Choice Awards.

Products and Innovation

Trend Micro introduced the following products in the third quarter 2005:

•	Trend Micro Network Reputation Services (Trend Micro RBL+ and Network Anti-Spam Services) — Resulting from the Kelkea acquisition, these service-based solutions provide a first line of defense that stops spam at its source — before it reaches the network, overloads mail gateways, and consumes system resources. Real-time spam blocking identifies new sources of spam, including zombies and botnets, as soon as they begin spamming.

•	Communication and Collaboration Solutions — Trend Micro launched a group of solutions offering enhanced antivirus, content, and anti-spam protection for advanced email, instant messaging, and collaboration environments. These solutions include Trend Micro ScanMail for Exchange 7.0, Trend Micro ScanMail Lotus Domino 3.0, Trend Micro Instant Messaging Security for Microsoft Office Live Communication Server, Trend Micro PortalProtect for Microsoft SharePoint, InterScan Messaging Security Suite, and Spam Prevention Solution.

Corporate and Business Highlights

•	In August, the U.S. International Trade Commission issued a final ruling in Trend Micro’s patent infringement lawsuit against Fortinet, ordering the Sunnyvale, CA-based company to stop advertising, distributing, importing, and selling FortiGate™ products in the United States. The decision validated Trend Micro’s patent involving virus scanning at the server and gateway.

•	Trend Micro’s strategic alliance partner Cisco announced a number of outbreak prevention solutions, including the Cisco Incident Control System, which the two companies developed jointly.

•	Trend Micro announced that leading computer system manufacturer Dell is offering North American customers the choice to pre-install Trend Micro PC-cillin Internet Security on new desktop and notebook systems.

•	To ensure continued innovation and focus on new and emerging threats, Trend Micro announced the appointment of three Chief Technologists. Raimund Genes, President of European Operations, has taken on the additional responsibility as Chief Technologist for anti-malware. Ed English assumed the Chief Technologist post for anti-spyware, and Dave Rand was appointed Chief Technologist of Internet content security.

•	New customers in the third quarter included: Huawei, China National Offshore Oil Corporation, Bank of East Asia, and The Public Authority for Applied Education and Training in Kuwait.

Notice Regarding Forward-looking Statements

Certain statements that we make in this release are forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties. Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

•	Difficulties in addressing new virus and other computer security problems

•	Timing of new product introductions and lack of market acceptance for our new products

•	The level of continuing demand for, and timing of sales of, our existing products

•	Rapid technological change within the antivirus software industry

•	Changes in customer needs for antivirus software

•	Existing products and new product introductions by our competitors and the pricing of those products

•	Declining prices for products and services

•	The effect of future acquisitions on our financial condition and results of operations

•	The effect of adverse economic trends on our principal markets

•	The effect of foreign exchange fluctuations on our results of operations

•	An increase in the incidence of product returns

•	The potential lack of attractive investment targets and

•	Difficulties in successfully executing our investment strategy

We assume no obligation to update any forward-looking statements. For more details regarding risk factors relating to our future performance, please refer to our filings with the U.S. Securities and Exchange Commission.

About Trend Micro, Inc.

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com.

# # #

Trend Micro, the t-ball logo, OfficeScan, PC-cillin, and VirusWall are trademarks or registered trademarks of Trend Micro Incorporated. TrendLabs is a service mark of Trend Micro Incorporated. All other company or product names may be trademarks or registered trademarks of their owners.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp

Supplementary Information

1.	Consolidated Unaudited Results of Operations for Third Quarter Ending September 30, 2005 (US GAAP)

*Figures for the Third quarter of 2005 and 2004 are not audited.

(1)	Consolidated Results of Operations

	FY 2005				FY 2004
	Current third quarter From July 1, 2005 To September 30,2005	Growth Rate	Year-to-date results From January 1, 2005 To September 30,2005	Growth Rate	Previous third quarter From July 1, 2004 To September 30,2004	Year-to-date results From January 1, 2004 To September 30,2004
	Millions of yen	%	Millions of yen	%	Millions of yen	Millions of yen
Net sales	17,975	13.4	52,465	18.4	15,850	44,314
Cost of sales	640	(1.6)	1,831	(29.0)	651	2,577

Gross profit	17,335	14.1	50,634	21.3	15,199	41,737
Operating expenses	10,473	25.0	31,001	31.7	8,380	23,539

Operating income	6,862	0.6	19,633	7.9	6,819	18,198
Other incomes (expenses)	378	8.9	923	86.0	348	496

Net income before tax	7,240	1.0	20,556	10.0	7,167	18,694
Income taxes	2,872	(4.8)	7,730	1.8	3,017	7,592
Minority interest in income of consolidated subsidiaries	0	—	(0)	—	—	—
Equity in earnings of affiliated companies	17	1.0	49	39.8	17	35

Net income	4,385	5.2	12,875	15.6	4,167	11,137

(2)	Segment information

Net Sales to third parties

	FY 2005		FY 2004
	Current third quarter From July 1, 2005 To September 30,2005	Year-to-date results From January 1, 2005 To September 30,2005	Previous third quarter From July 1, 2004 To September 30,2004	Year-to-date results From January 1, 2004 To September 30,2004
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Japan	6,942	21,190	6,510	18,576
North America	4,182	11,067	3,233	8,575
Europe	4,391	13,220	3,973	11,347
Asia Pacific	1,943	5,708	1,612	4,434
Latin America	517	1,280	522	1,382

Total	17,975	52,465	15,850	44,314

Deferred Revenue

	FY2005	FY2004
	As of September 30,2005	As of September 30,2004
	Millions of yen	Millions of yen
Japan	13,319	11,573
North America	7,282	5,565
Europe	7,321	6,268
Asia Pacific	2,428	1,774
Latin America	900	453

Total	31,250	25,633

<Note>	1. Classification of countries and regions is based on our operating segments.

2. Classification of countries and regions into each segment.

	North America Europe Asia Pacific Latin America	: U.S.A : Italy, Germany, France, UK, Ireland : Taiwan, Korea, Australia, Hong Kong, Malaysia, New Zealand, China, Singapore,Thailand, India : Brazil, Mexico

(3)	Basis of consolidation

The number of consolidated subsidiaries	22	(22 in overseas	)
The number of unconsolidated subsidiaries	—

(4)	Increase (Decrease) of major assets, liabilities and shareholders’ equity

	As of September 30, 2005	Increase (Decrease)	As of December 31, 2004
	Millions of yen	Millions of yen	Millions of yen
(Assets)
Cash and cash equivalents	54,161	1,253	52,908
Notes and accounts receivable, trade-less allowance for doubtful accounts and sales returns	14,484	(761)	15,245
Marketable securities and securities investments	30,322	5,202	25,120
Goodwill	2,514	2,514	—
(Liabilities)
Deferred revenue (Total of current and long term)	31,250	3,346	27,904
(Minority interest)
Minority interest in consolidated subsidiaries	4	4	—
(Shareholders’ equity)
Treasury stock	(7,313)	141	(7,454)

<Note> In order for the warrants to be granted or transferred to the directors and certain employees of the Company and the directors and certain employees of an affiliated company, the Company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Japanese Commercial Code, the redemption and retirement of these bonds are restricted when the total amount of the bonds is less than the total amount of the issue price of the stocks from unexecuted warrants. To reduce interest costs, the Company repurchased some of the issued bonds after warrants were detached. Based on the above reason, the Company intends to hold the treasury bonds until they can be retired legally which is substantially the same as redemption. Thus, bonds and treasury bonds (4,000 millions of yen as of September 30, 2005 and 4,000 millions of yen as of December 31,2004 respectively) are disclosed in net amount in the balance sheet.

2.	Projected consolidated earnings (US GAAP)

Projected earnings for the next quarter (October 1, 2005 through December 31, 2005)

	Net sales	Operating income	Net income
	Millions of yen	Millions of yen	Millions of yen
4th Qtr	20,000	7,500	4,550

(Note) Since the business environment surrounding Trend Micro Group tends to fluctuate in the short run, it is difficult to make the highly reliable projection figures on a yearly basis. We, therefore, decided to announce the earnings on a quarterly basis in the fiscal year ending in December 2005 as well as earnings projection of the succeeding quarter.

If we found through our calculation conducted from time to time that the net sales fluctuate from the most recent quarterly projection by more than 10%, or operating income or net income fluctuates by more than 30%, we will announce the revision of the earnings projection.

Brief Information

Sales of Major Regions based on Local Currencies (Unaudited)

	1Q2003	2Q2003	3Q2003	4Q2003	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005
U.S.	18,287	19,303	22,054	23,749	24,524	24,661	29,398	31,398	32,514	32,339	37,592
(1,000 US$)
Applied rate to yen	118.91	118.50	117.35	108.78	107.42	109.78	109.99	105.63	104.59	107.72	111.24

U.K.	7,331	7,765	8,713	11,210	10,397	11,276	12,026	15,561	7,844	7,293	6,137
(1,000 Euro)
Applied rate to yen	127.76	135.31	131.71	129.71	134.03	132.42	134.43	137.65	136.99	135.47	135.75

Germany	7,012	6,887	8,070	9,813	9,178	9,197	10,525	11,715	9,202	10,056	8,483
(1,000 Euro)
Applied rate to yen	127.73	134.74	132.08	129.68	134.00	132.45	134.36	137.24	137.03	135.14	135.70

*	Effective from January 1, 2005, due to structural changes within EMEA Region, certain Revenues derived from specific distributors or countries previously booked under the UK, German and Italian subsidiaries, started to be booked under Irish subsidiary.

October 27, 2005

Trend Micro Incorporated

Trend Micro announces a personnel change

Trend Micro announced today that its board of directors has approved the appointment of Mahendra Negi, current Representative Director and Chief Financial Officer, to the additional post of Chief Operating Officer.

This change becomes effective January 1, 2006.

For additional Information :

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp